

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 5, 2017

Theodoros Kerasidis
Chief Executive Officer
Homie Recipes, Inc.
Nikolaou Basiliadi 13 Greece,
Pella Giannitsa 581000
Greece

> **Re: Homie Recipes, Inc.**
> **Current Report on Form 8-K**
> **Response Dated September 27, 2017**
> **File No. 333-183310**

Dear Mr. Kerasidis:

We have reviewed your September 27, 2017 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

1.   We note your response to our prior comment 2. However, we do not agree that the mere purchase of land valued at 52,000 euros is sufficient to remove a company with no or nominal business operations from the definition of a shell company. Please amend your Form 8-K to indicate that you continue to be a shell company. This would include revising your disclosure to remove the Item 5.06, Change in Shell Company Status disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications